UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
              (Amendment no. 1)

Comstock Inc.
Name of Issuer

Common Stock
(Title of Class of Securities)

205750300
CUSIP Number

Triple Point Asset Management LLC 117 American Flat Road Virginia City, Nevada 89440 (775) 847-5272
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

October 11, 2023
Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

CUSIP No. 205750300

1.	Name of Reporting Person Triple Point Asset Management LLC	Tax Identification Number 87-1152600
2.		Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.		SEC Use Only
4.		Source of Funds OO
5.		Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization Wyoming
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,000,000
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000 Shares of Common Stock
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]
13.		Percent of Class Represented by Amount in Row 11 4.6%
14.		Type of Reporting Person OO

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D/A relates is the Common Stock (the “Common Stock”) of Comstock Inc., a Nevada corporation (the “Company”). The address of the principal executive offices of the Issuer is 117 American Flat Road, Virginia City, Nevada 89440.

Item 2.	Identity and Background

Triple Point Asset Management LLC (“TPAM”) is a Wyoming limited liability company with its principal place of business at 117 American Flat Road, Virginia City, Nevada 89440.  The principal business of TPAM is to own and hold investments of its sole equity holder. The 100% owner and sole manager, executive officer and director of TPAM is Kevin Kreisler.  Mr. Kreisler’s principal occupation is that of being the President of the Company and his business address is the address of the Company set forth above. Mr. Kreisler has not been subject to any proceedings requiring disclosure under sections (d) and (e) of this Item. Mr. Kreisler is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported herein were issued to the reporting person in exchange for shares of Plain Sight Innovations Corporation (“PSI”), in connection with the Company’s acquisition of PSI.

Item 4.	Purposes of Transactions.

On September 7, 2021, the Company entered into a Securities Exchange Agreement (the “Securities Exchange Agreement”), in order to acquire 100% of the issued and outstanding shares of PSI.  In connection with the acquisition, all of the shareholders of PSI, including TPAM, exchanged their shares in PSI for shares of Common Stock.

In connection with the transactions described above, the Company agreed to appoint TPAM’s designee (Mr. Kreisler) to the Company’s board of directors and as the Company’s president and chief financial officer.

Other than discussed above, none of the reporting persons have any present plan or proposal that relate to or would result in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in the Securities of the Issuer

As of September 7, 2021, TPAM owns 5,000,000 shares of Common Stock. Those securities constitute approximately 4.6% of the voting power of the Common Stock of the Company.

The above percentages were determined based on the Company’s disclosures in its Quarterly Report on Form 10-Q, filed with the SEC on August 9, 2021, which indicated that it had 54,155,515.shares of Common Stock issued and outstanding.

Mr. Kreisler has the sole voting and disposition power over the shares of Common Stock directly owned by TPAM.

Other than described above, no transactions in the Common Stock were effected during the past 60 days by the reporting person.

No person other than Mr. Kreisler, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by TPAM.

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

The Securities Exchange Agreement was previously filed with the SEC on September 7, 2021, as exhibit 10.1 to the Company’s Current Report on Form 8-K, which is incorporated herein by reference.

The salient provisions of the Securities Exchange Agreement, with respect to TPAM, are described above.

Item 7.	Material to be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRIPLE POINT ASSET MANAGEMENT LLC

Date:	October 11, 2023	by	/s/ Kevin Kreisler
Kevin Kreisler, Chairman, Chief Technology Officer